SECURITIES AND EXCHANGE COMMISSSION
                              WASHINGTON, DC 20549


                                   FORM 12B-25



                          Commission File Number 1-9819

                              NOTICE OF LATE FILING

                                  (Check One):

    [ X ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

     For the Period Ended:  December 31, 1998

[   ]  Transition Report on Form 10-K     [   ] Transition Report on Form 10-Q
[   ]  Transition Report on Form 20-F     [   ] Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K

     For the Transition Period Ended:



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Item 8. Financial Statements and Supplemental Data and Exhibits 23.1 and 23.2

_______________________________________________________________________________

                         PART I - REGISTRANT INFORMATION

                               DYNEX CAPITAL, INC.
                            (Full name of registrant)


                          10900 Nuckols Road, 3rd Floor
                           Glen Allen, Virginia 23060
                     (Address of principal executive office)

________________________________________________________________________________

                        PART II - RULE 12b-25 (b) AND (c)

If subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort
               or expense.                                 [ X ]Yes     [   ] No

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due
               dat                                          [ X ] Yes   [   ] No

         (c)   The accountant's statement or other exhibit required by Rule
               12b-25 (c) has been attached if applicable.  [   ] Yes   [ X ] No


                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Dynex Capital, Inc. ("Company") is unable to file timely its financial statements and supplemental data under Item 8. of Form 10-K for the year ended December 31, 1998, without unreasonable effort or expense. On October 30, 1998, the Company received a comment letter from the SEC staff on the Company's 1997 Form 10-K, March 31, 1998 and June 30, 1998 Form 10-Q's. After responding to such comments, the SEC notified the Company on February 1, 1999 that the Company could no longer consolidate certain affiliate companies for financial reporting purposes as the Company does not have voting control and that future filings should reflect such change. The Company is completing the process necessary to file restated financial statements for the indicated periods.


                           PART IV - OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

         Lynn K. Geurin                  804                217-5820
             (Name)                  (Area Code)       (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

              [ X ]  Yes            [   ]  No

   (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

              [ X ]  Yes            [   ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate state the reasons why a reasonable estimate of the results cannot be made.

         In a press release issued yesterday, March 31, 1999, the Company reported a net loss of $16.9 million, or $0.44 per common share for the fourth quarter 1998 compared to net income of $17.8 million, or $0.32 per common share for the fourth quarter of 1997. For the full year 1998, the Company reported net income of $19.6 million, or $0.14 per common share compared to net income of $74.0 million, or $1.38 per common share for the full year 1997. The primary reasons for the decrease in earnings for both the fourth quarter of 1998 as well as the entire year of 1998 include a $17.6 million impairment charge taken in the fourth quarter on certain assets related to the Company's funding arrangement with AutoBond Acceptance Corporation; a decrease in net interest margin; a decrease in the gain on sale of investments and trading activities and an increase in net administrative fees and expenses to Dynex Holding, Inc (an affiliate of the Company). These results were discussed in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company's Form 10-K which was filed yesterday as well as in the press release issued yesterday.

Dynex Capital, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                    DYNEX CAPITAL, INC.




Date:    April 1, 1999              By:      Thomas H. Potts
                                             President